Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As of June 30, 2025, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Unless otherwise noted and other than in our historical financial statements and the notes thereto incorporated by reference herein, the share and per share information included herein reflects the 1-for-20 reverse share split and the 1-for-4 reverse share split of our outstanding Ordinary Shares, no par value per share, or the Ordinary Shares, that became effective on October 10, 2024 and March 17, 2025, respectively.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our financial statements as of December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	Surface Nerve Conductance becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	the impact of developments in artificial intelligence technologies, including potential risks from their adoption, regulation, or misuse;

●	general market, political and economic conditions in the countries in which we operate;

●	the impact of tariffs, trade restrictions, and geopolitical shifts on our operations, supply chain, and market opportunities;

●	our ability to comply with Nasdaq Capital Market listing requirements;

●	the global political and economic environment in countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Gaza Strip war, the war with Iran and conflicts with Hezbollah in Lebanon;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 20, 2025, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

We are a growth company developing a non-invasive neural input interface in the form of a wrist wearable band for controlling digital devices using subtle touchless finger movements. Since our technology was introduced to the market in 2014, we have been working with both Business-to-Business, or B2B, and Business to Consumer, or B2C, customers as part of our push-pull strategy. We have completed the transition phase from research and development to commercialization of our technology into B2B and B2C products. At the same time, we are manufacturing our first B2C consumer product, the Mudra Band, an aftermarket accessory band for the Apple Watch which allows touchless operation and control of Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband. The Mudra Link was opened for pre-orders in September 2024 and we started shipping to customers in the first quarter of 2025.

The Mudra Development Kit (formerly Mudra Inspire), our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. Over 100 companies have purchased our Mudra Inspire, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of September 9, 2025, we have not signed a license agreement with any of these companies.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table summarizes our unaudited results of operations for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Revenues	294	394
Cost of materials	(272)	(315)
Write-off of inventory	(175)	-
Research and development, net	(1,466)	(1,616)
Sales and marketing expenses	(919)	(1,083)
General and administrative expenses	(1,220)	(1,601)
Operating Loss	(3,758)	(4,221)
Financing income, net	43	11
Comprehensive and net loss	(3,715)	(4,210)

Revenues

Revenue decreased by approximately $100 thousand, to approximately $294 thousand for the six months ended June 30, 2025 from approximately $394 thousand for the six months ended June 30, 2024. The revenues during the six months ended June 30, 2025 were mainly from sales of the Mudra Band and Mudra Link. The revenue decrease was mainly attributed to a reduction in sales to B2B customers, to whom the Company had provided development services during the corresponding interim period.

Cost of materials

Cost of materials sold decreased by approximately $43 thousand, to approximately $272 thousand for the six months ended June 30, 2025 from approximately $315 thousand for the six months ended June 30, 2024. The decrease was primarily due to a decline in sales to our B2C customers.

Write-off of inventory

During the six months ended June 30, 2025, we recognized an inventory loss and write-off of $175 thousand in cost of goods sold, to cover risks arising from slow-moving items and excess inventories. During the six months ended June 30, 2024, we did not have an inventory write off.

Research and development, net

Research and development expenses, net decreased by approximately $150 thousand, or 9%, to approximately $1,466 thousand for the six months ended June 30, 2025 from approximately $1,616 thousand for the six months ended June 30, 2024. The decrease was primarily attributable to lower payroll expenses as a result of a reduced headcount and a decrease in material expenses, partially offset by an increase in share-based compensation expenses.

Sales and marketing expenses

Sales and marketing expenses decreased by approximately $164 thousand, or 15%, to approximately $919 thousand for the six months ended June 30, 2025, from approximately $1,083 thousand for the six months ended June 30, 2024. The decrease was primarily associated with lower payroll expenses due to a reduced headcount and a decrease in consulting expenses, partially offset by an increase in advertising expenses and share-based expenses.

General and administrative expenses

General and administrative expenses decreased by approximately $381 thousand, or 24%, to approximately $1,220 thousand for the six months ended June 30, 2025, from approximately $1,601 thousand for the six months ended June 30, 2024. The decrease was primarily due to lower payroll expenses, a reduction in professional consulting fees, and a decrease in directors and officers insurance expenses.

Financing income, net

Financing income, net was approximately $43 thousand for the six months ended June 30, 2025, compared to financing income, net of approximately $11 thousand for the six months ended June 30, 2024. The increase was primarily related to a decrease in our hedging expenses which incurred during the six months ended June 30, 2024 to protect ourselves in part from currency fluctuations.

Comprehensive and net loss

As a result of the foregoing, our total comprehensive and net loss for the six months period ended June 30, 2025 was approximately $3,715 thousand, compared to approximately $4,210 thousand for the same period ended June 30, 2024, a decrease of approximately $495 thousand in, or 12%, total comprehensive and net loss.

Liquidity and Capital Resources

Overview

We are still in a transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants, through Israeli governmental grants, warrant inducement transactions in April and August 2025, a best efforts public offering in January 2025, a registered direct offering and private placement in November 2024, an underwritten public offering in November 2023 and our initial public offering, or the IPO. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

As of June 30, 2025, we had approximately $3.45 million in cash and cash equivalents and short-term deposits. We continue to generate negative operating cash flow so far in 2025.

As of June 30, 2025, we had incurred accumulated losses of $32.8 million and we expect to continue to fund our operations through issuances of Ordinary Shares, , and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from the underwritten public offering in January 2025 and the warrant inducement transactions in April and August 2025, will be sufficient to support working capital and capital expenditure requirements through April 2026.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the time that we will be able to generate significant revenues;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through existing cash, debt or equity financings as well as governmental grants and proceeds from exercises of options and warrants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	(2,967)	(3,861)

Net cash provided by (used in) investing activities	(529)	3,967

Net cash provided by financing activities	2,471	2,187

Net increase (decrease) in cash and cash equivalents	(1,025)	2,293

Net cash used in operating activities

We have generated negative cash flows. Our primary uses of cash from operating activities are labor cost, cost of goods, professional services and research and development expenses.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, accrued interest on deposits, depreciation expenses and changes in operating assets and liabilities during each period.

During the six months ended June 30, 2025 and 2024, net cash used in operating activities was approximately $2,967 thousand and approximately $3,861 thousand, respectively. The cash flow used in operating activities during the six months ended June 30, 2025 was mainly attributable to a net loss of approximately $3,715 thousand, partially offset by an increase in accrued payroll and other employment related accruals, decrease in inventory and prepaid expenses of $624 thousand. The cash flow used in operating activities during the six months ended June 30, 2024 was mainly attributable to a net loss of approximately $4,210 thousand, partially offset by a decrease in other receivables and prepaid expenses of $380 thousand.

Net cash provided by (used in) investing activities

Cash used in investing activities for the six months ended June 30, 2025 was $529 thousand as compared to cash generated from investing activities for the six months ended June, 2024 of $3,967 thousand. The cash flow used in investing activities during the six months ended June 30, 2025 was mainly attributable to an increase in short-term deposits during the current period, as compared to cash flow generated from investing activities during the six months ended June 30, 2024 that was mainly attributable to cash received from maturing deposits.

Net cash provided by financing activities

Cash provided by financing activities during the six months ended June 30, 2025, totaled approximately $2,471 thousand, as compared to $2,187 thousand during the six months ended June 30, 2024. Cash provided by financing activities during the six months ended June 30, 2025 was mainly comprised of the proceeds from best efforts offering and warrants inducement agreement, partially offset by the repayment of convertible promissory note. Cash provided by financing activities during the six months ended June 30, 2024, totaled approximately $2,187 thousand, mainly comprised of the proceeds from the issuance of a convertible promissory note pursuant to the terms of our Standby Equity Purchase Agreement, or the SEPA, with YA II PN, Ltd., a fund managed by Yorkville Advisors Global, LP.

Financial arrangements

On July 4, 2022, we entered into a senior secured credit facility agreement, or the Credit Facility Agreement, with L.I.A. Pure Capital Ltd., or Pure Capital. Upon the consummation of our IPO, on September 19, 2022, we repaid the outstanding $800,000 to Pure Capital from the proceeds of the IPO.

However, the Credit Facility Agreement provided that we enter into a three-year consulting agreement with Pure Capital, whereby Pure Capital shall render press release related services and other related strategic services to us in exchange for a monthly base fee of $20,000 plus VAT, or the Base Monthly Fee, which Base Monthly Fee automatically increased to $35,000 upon the closing of our IPO, or the Increased Fee. If 70% or more of the warrants (or other convertible securities) issued in connection with our IPO are exercised during the term of such instrument, then the Base Monthly Fee will immediately increase to $70,000, which increase shall apply retroactively; and, for the avoidance of any doubt, the base increase shall remain effective and in full force notwithstanding the lapse of three years. Pure Capital started providing consulting services to us on September 15, 2022.

Additionally, the Credit Facility Agreement provides that from July 4, 2022 and for a term of the Credit Facility Agreement, Pure Capital shall serve as our strategic consultant in connection with any offering or financing transaction of our company, each in excess of $5,000,000, in exchange for a per offering and/or transaction fee of $100,000 for the closing(s) of any such offering, which does not include our IPO.

On November 27, 2024, we closed a registered direct offering for the issuance and sale of 63,000 Ordinary Shares and pre-funded warrants to purchase up to 142,500 Ordinary Shares and a concurrent private placement for the sale of warrants to purchase up to 205,500 Ordinary Shares, at a combined purchase price of $9.00 per Ordinary Share and accompanying warrant and a combined purchase price of $8.9996 per pre-funded warrant and accompanying warrant. We received aggregate gross proceeds of approximately $1.85 million, before deducting placement agent fees and other offering expenses. The warrants issued pursuant to the concurrent private placement have an exercise price of $10.00 per Ordinary Share, were immediately exercisable and will expire five years following the date of issuance. Following the reasonable best efforts public offering from January 30, 2025 (described below), the exercise price of these warrants was reduced to $4.00. The pre-funded warrants have an exercise price of $0.0004 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded warrants are exercised in full (subject to certain beneficial ownership limitations).

On January 30, 2025, we closed a “reasonable best efforts” public offering with a single institutional investor for the purchase and sale of 86,250 Ordinary Shares, pre-funded warrants to purchase up to 538,750 Ordinary Shares and warrants to purchase up to 625,000 Ordinary Shares, at a combined offering price of $4.00 per share and accompanying warrant and a combined offering price of $3.9996 per pre-funded warrant and warrant. We received aggregate gross proceeds of approximately $2.5 million, before deducting placement agent fees and other offering expenses. The warrants have an exercise price of $4.00 per Ordinary Share, are exercisable immediately and expire five years from the issuance date. The pre-funded warrants have an exercise price of $0.0004 per Ordinary Share, were immediately exercisable upon issuance and may be exercised at any time until the pre-funded Warrants are exercised in full (subject to certain beneficial ownership limitations).

On April 30, 2025, we closed a warrant inducement transaction with a single institutional investor whereby the investor agreed to exercise for cash (i) warrants to purchase up to 205,500 Ordinary Shares, originally issued on November 27, 2024, and (ii) warrants to purchase up to 625,000 Ordinary Shares, originally issued on January 30, 2025 at a reduced exercise price of $1.45 per share, or the April 2025 Inducement Warrants. In consideration for the immediate exercise of the Existing Warrants, we issued to the investor warrants to purchase up to an aggregate of 1,661,000 Ordinary Shares at an exercise price of $1.45 per share, or the April 2025 Inducement Warrants. We received aggregate gross proceeds of approximately $1.2 million, before deducting fees and other offering expenses. The April 2025 Inducement Warrants were exercisable immediately upon issuance and expire five years from the date of issuance.

On August 7, 2025, we closed a warrant inducement transaction with a single institutional investor whereby the investor agreed to exercise for cash the April 2025 Inducement Warrants at an exercise price of $1.45 per share. In consideration for the immediate exercise of the April 2025 Inducement Warrants, we agreed to issue to the investor warrants to purchase up to an aggregate of 3,322,000 Ordinary Shares at an exercise price of $1.71 per share, or the New Warrants. The issuance of the New Warrants is subject to shareholder approval. We received aggregate gross proceeds of approximately $2.4 million, before deducting fees and other offering expenses. The New Warrants will be exercisable immediately upon issuance and expire five years from the date of issuance.

Going Concern

As of June 30, 2025, we had incurred accumulated losses of $32.8 million and expect to continue to fund our operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with our research and development agreements with the Israeli Innovation Authority, or the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-4% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As of June 30, 2025, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.4 million.

In addition, the terms of the grants under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E – Taxation – Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in our Annual Report.

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The approved program is in amount of approximately $900 thousand, of which the IIA will finance 60%.

We also have off-balance sheet arrangements in connection with our sales and marketing agreement with the Israeli Ministry of Economy and Industry, or the IMEI. Under the applicable laws, if the export revenues in the defined target market increase by $311 thousand compared to the base year, we would be required to pay royalties at the rate of 3% of the increase. The royalty payments to the IMEI are 3% of the excess of Company’s annual revenues from the Mudra Band in the U.S. market in each year commencing 2022 over the Company’s 2020 actual revenues from the U.S. market plus NIS 1 million (i.e., 3% on revenues in the U.S. market in each year, exceeding approximately $311 thousand). The royalty payments to the IMEI are on an annual basis. As of June 30, 2025, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

We do not believe that off-balance sheet arrangements and commitments (with the exception of our lease contract, which may have some impact on our expenses and results of operations) are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development, patents and licenses, etc.

For a description of our research and development, programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5A. Operating Results – Operating Expenses – Research and Development Expenses, net” and “Item 5.A. Results of Operations – Comparison of the years ended December 31, 2024 and December 31, 2023 – Research and Development Expenses, net” in our Annual Report.

Trend Information

As of the date of this report, we employ 26 full-time employees (including one employee located in Lithuania and one employee located in the United States), and seven part-time employees. We have four sub-contractors located in India, performing front end software application development. We intend to maintain this number of employees and expenses during 2025, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the delivery of our first B2C consumer product, the “Mudra Band”, starting the beginning of 2025 we also deliver the second B2C consumer product, the “Mudra Link” wristband, a universal gesture control neural wristband wearable which allows users to control any Bluetooth compatible device regardless of the operating system.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of the Company’s financial condition and results of operations, and that require the most difficult, subjective and complex judgments. The most critical accounting policies, discussed below, pertain to areas where judgment of management, historical factors and estimates require a high degree of involvement when determining the final reported balance in the Company’s consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

 Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations.

In 2023, we started production of our B2C consumer product, the “Mudra Band” and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation.

In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband and it was opened for pre-orders. In January 2025, we started delivering the Mudra Link to our B2C customers.

Revenue derived from the sale of Mudra Band and Mudra Link are recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year.

Each Mudra Development Kit sale has multiple performance obligations.

In those transactions, each obligation: hardware and API (for Mudra Development Kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable:

●	the amount allocated to the delivered items is recognized upon delivery,

●	the amount allocated to API is recognized over the API period, and

●	the amount allocated to the technical support is recognized over the service period (pilot period).

The payment terms of Mudra Development Kit sales are upon delivery of the hardware and of pilot transactions within the pilot period.

Inventory write off

We periodically evaluate the inventory quantities on hand relative to historical and projected sales volumes, current and historical selling prices. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, market prices lower than cost and adjusted revenue forecasts. Such write-offs are recognized in our consolidated statements of comprehensive loss. During the periods ended June 30, 2025 and June 30, 2024, we recorded inventory write-offs in the amounts of $175 thousand and $0, respectively.

The process of evaluating these write-offs often requires the Company to make subjective judgments and estimates concerning future sales potential at which such inventory will be sold in the normal course of business. Incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed of or sold. Given the significant assumptions required and the possibility that actual conditions will differ, we consider the valuations to be a critical accounting estimate.

Governmental grants

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects and marketing efforts. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development or sales and marketing expenses, respectively.

Equity Incentive Plans

In September 2015, our board of directors adopted the Company 2015 Share Option Plan, as amended, or the 2015 Plan, pursuant to the provisions of the Israeli Income Tax Ordinance. Following several amendments, our board of directors currently has the discretion to grant options to purchase Ordinary Shares from a pool of up to 39,857 Ordinary Shares. The number of Ordinary Shares in the pool is also subject to adjustment under certain circumstances (e.g., reorganization of our equity capital). As of September 9, 2025, 4,660 Ordinary Shares had been issued upon the exercise of options, 22,222 options had been allocated and/or granted but had not been exercised, and 12,976 Ordinary Shares remained available for future grants. In September 2025, our board of directors extended the 2015 Plan for additional 10 years.

On August 15, 2024, our board of directors approved the 2024 Global Equity Incentive Plan, or the Incentive Plan, which provides for the issuance of up to 57,132 Ordinary Shares. The Incentive Plan is subject to the approval of the Israeli Tax Authorities. In addition, the Incentive Plan includes an annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, subject to the approval of the Company’s shareholders. The Incentive Plan was approved at the shareholders meeting held on September 26, 2024. On December 20, 2024, our board of directors approved an increase in the number of Ordinary Shares reserved for the Incentive Plan to 141,492. On September 9, 2025, our board of directors approved an increase of 653,760 Ordinary Shares reserved for the Incentive Plan, such that there are total of 795,252 Ordinary Shares underlying options or restricted share units, or RSUs, granted (including RSUs that were exercised into Ordinary Shares) or reserved for future issuance under the Incentive Plan.

The Incentive Plan provides for the grant of options, shares, restricted shares or RSUs to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company.

On December 25, 2024, our board of directors approved the grant of 131,375 RSUs to employees and consultants, which will be automatically exercised into Ordinary Shares over a vesting period of between 12 months to 24 months, with the vesting starting on January 1, 2025. During the six months period ended June 30, 2025, the Company issued 46,136 Ordinary Shares upon the settlement of vested RSUs and did not grant any new RSUs to purchase Ordinary Shares.

On August 15, 2024, we adopted the 2024 Employee Stock Purchase Plan, or the ESPP, which provides for the issuance of up to 62,500 Ordinary Shares and includes an annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP was approved at the shareholders meeting held on September 26, 2024. Generally, all of our employees will be eligible to participate in the ESPP if they are employed by us, or employees of any participating subsidiary, provided that they have been employed by us or subsidiary for more than five months in a calendar year. The ESPP permits participants to purchase Ordinary Shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the Compensation Committee of the Board of Directors in accordance with the terms of the ESPP, but the option price shall not be less than the lesser of 85 percent of the fair market value of the shares on the offering date, or 85 percent of the fair market value of the shares on the exercise date. There have been no issuances under the ESPP as of September 9, 2025.